EXHIBIT 99-1

CONTACT
Edward Wong, Financial Controller
011-852-2810-7205 or fc@chrb.com

                             FOR IMMEDIATE RELEASE


    COUNTRY-REGIONPLACECHINA NATURAL RESOURCES FILES ANNUAL REPORT; DISCLOSES
           FINANCIAL RESULTS AND PRO-FORMA INFORMATION RELATING TO ITS
                             ACQUISITION OF FEISHANG

HONG KONG, June 19, 2006 - CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China (PRC), today announced that on June 12, 2006 it filed its Annual Report on Form 20-F with the Securities and Exchange Commission ("SEC") which included the consolidated financial statements of the Company as of December 31, 2004 and 2005 and for the three years ended December 31, 2005, and consolidated pro forma financial information giving effect to the Company's February 3, 2006 acquisition of Feishang Mining Holdings Limited ("FMH").

For the year ended December 31, 2005, the audited consolidated net sales and net loss of the Company were RMB3,890,000 (US$482,000) and RMB13,864,000 (US$1,718,000), respectively, compared to RMB3,970,000 (US$492,000) and
RMB22,440,000 (US$2,781,000) for the corresponding period in 2004. For the year ended December 31, 2005, the unaudited pro forma consolidated net sales and net income of the Company were RMB102,852,000 (US$12,745,000) and RMB30,952,000
(US$3,835,000), respectively, compared to RMB81,909,000 (US$10,150,000) and
RMB24,248,000 (US$3,005,000) for the corresponding period in 2004 (not included herein).

The foregoing consolidated historical financial statements and pro forma financial information are presented for information purposes only. They should be read in conjunction with, and are qualified in their entirety by reference to, the Company's audited consolidated financial statements for the three-year period ended December 31, 2005, as filed with the Company's Annual Report on Form 20-F on June 12, 2006, and the historical consolidated financial statements of FMH for the year ended December 31, 2005, included with the Company's Report on Form 6-K filed with the SEC on June 19, 2006.

This press release includes forward-looking statements within the meaning of Federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People's Republic of China, risks and hazards associated with the Company's mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company's reliance on third-party contractors and other risks detailed from time to time in the Company's Securities and Exchange Commission filings. Although the Company's management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.